Exhibit 3

Unaudited Condensed Consolidated Interim Financial Statements

Grown Rogue International Inc.

For the Three and Six Month Periods ended April 30, 2020 and 2019

(Expressed in United States Dollars)

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements have been prepared by the Company’s management and the Company’s independent auditors have not performed a review of these interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in United States Dollars

	April 30, 2020 (Unaudited)	October 31, 2019 (Audited)
Assets
Current Assets
Cash	$599,391	$74,926
Accounts receivable (note 26)	107,801	99,188
Other receivable	68,746	35,235
Biological assets (note 5)	323,883	156,589
Inventory (note 6)	424,416	940,715
Prepaid expenses and other assets	82,053	126,309
	1,606,290	1,432,962
Property and Equipment (note 11)	1,391,396	1,464,917
Intangible Assets	19,957	34,597
Right of Use Asset (note 12)	156,591	-
Marketable Securities (note 7)	475,498	-
Other Investments (note 8)	150,000	-
	$3,799,732	$2,932,476
Liabilities
Current Liabilities
Accounts payable and accrued liabilities (note 26)	$1,327,750	$1,526,855
Finance lease payable (note 10)	95,087	129,876
Convertible debentures (note 16)	2,106,532	1,995,609
Current portion of long-term debt (note 14)	50,000	150,000
Unearned revenue (note 21)	-	35,000
Current portion of lease liabilities (note 13)	162,154	-
Interest payable (notes 14, 15, and 16)	54,944	55,829
Derivative liabilities (note 16)	242,599	249,320
	4,039,066	4,142,489
Accrued liabilities (note 9)	447,128	180,799
Finance lease payable (note 10)	34,751	12,329
Long-term debt (note 14)	585,191	-
Deferred rent	29,400	24,505
	5,135,536	4,360,122
Equity Holders’ Deficit
Share Capital (note 18)	14,182,951	12,647,930
Shares to be issued (note 20)	5,136	5,136
Contributed surplus (notes 19, 21, and 22)	2,993,996	2,890,435
Accumulated other comprehensive income (loss)	15,195	121,920
Accumulated Deficit	(18,515,471)	(17,112,605)
	(1,318,193)	(1,447,184)
Non-controlling interest (note 1)	(17,611)	19,538
	(1,335,804)	(1,427,646)
	$3,799,732	$2,932,476

Going Concern (Note 1)

Commitments (Note 29)

Subsequent Events (Note 33)

Approved on behalf of the Board of Directors

Signed “J. Obie Strickler” , Director	Signed “Stephen Gledhill” , Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Operations

For the three and six month periods ended April 30

Expressed in United States Dollars

	Three Months Ended		Six Months Ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019
Revenue	$1,172,612	$1,885,115	$2,278,908	$2,719,424

Cost of Goods Sold
Cost of finished cannabis inventory sold (note 6)	(819,820)	(1,509,462)	(1,341,500)	(1,955,348)

Gross profit, excluding fair value items	352,792	375,653	937,408	764,076
Realized fair value amounts included in inventory sold	(212,669)	(428,019)	(845,299)	(604,942)
Unrealized fair value gain on growth of biological assets (note 5)	(47,055)	35,092	654,504	79,922

Gross profit (loss)	93,068	(17,274)	746,613	239,056

Expenses
Accretion expense	71,330	12,886	139,540	30,850
Amortization of intangible assets	6,981	8,821	14,640	16,054
Amortization of property and equipment (note 11)	5,132	163,801	54,809	322,615
Amortization of rights-of-use assets (note 12)	21,097	-	56,919	-
General and administrative (note 27)	586,037	1,344,369	1,256,805	2,351,674
Stock- based compensation	-	112,080	-	112,080
Transaction costs (note 2 and 30)	-	-	-	3,723,724

	690,577	1,641,957	1,522,713	6,556,997

Loss from operations	(597,509)	(1,659,231)	(776,100)	(6,317,941)

Interest expense	(71,078)	10,772	(161,592)	(154,080)
Other income	95,000	13	110,000	10,013
Gain (loss) on derecognition of derivative liability	-	-	-	15,000
Unrealized gain (loss) on marketable securities	(627,287)	-	(627,287)	-
Gain (loss) on disposal of property and equipment	(5,954)	-	14,964	-

Net loss	$(1,206,828)	$(1,648,446)	$(1,440,015)	$(6,447,008)

Other Comprehensive Income
Currency translation adjustment	(90,150)	$-	$(106,725)	$-

Comprehensive Loss	(1,296,978)	$(1,648,446)	$(1,546,740)	$(6,447,008)

Loss per Share - basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.10)

Weighted Average Number of Common Shares Outstanding - basic and diluted	91,140,126	71,890,904	81,749,360	66,519,905

Net Loss Attributable to:
Non-controlling Interest	(21,004)	-	(37,149)	-
Equity shareholders of the Company	(1,268,319)	(1,648,446)	(1,402,867)	(6,447,008)
	(1,289,323)	(1,648,446)	(1,440,016)	(6,447,008)
Comprehensive Loss Attributable to:
Non-controlling Interest	(21,004)	-	(37,149)	-
Equity shareholders of the company	(1,369,075)	(1,648,446)	(1,368,030)	(6,447,008)
	(1,390,079)	(1,648,446)	(1,405,179)	(6,447,008)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Currency Translation Reserve	Accumulated Deficit	Non-Controlling Interest	Total Equity Holders’ Deficit
Balance - October 31, 2019	71,653,598	$12,647,930	$-	$-	$-	$5,136	$-	$2,890,435	$121,920	$(17,112,605)	19,538	$(1,427,646)

Common units issued pursuant to private placement	5,000,000	267,374	-	-	-	-	-	106,575	-	-	-	373,949
Share issuance costs	-	(7,561)	-	-	-	-	-	(3,014)	-	-	-	(10,575)
Common units issued pursuant to share swap	15,000,000	1,121,848	-	-	-	-	-	-	-	-	-	1,121,848
Common shares issued for services	2,158,750	153,360	-	-	-	-	-	-	-	-	-	153,360
Currency translation adjustment	-	-	-	-	-	-	-	-	(106,725)	-	-	(106,725)
Net loss	-	-	-	-	-	-	-	-	-	(1,402,866)	(37,149)	(1,440,015)
Balance - April 30, 2020	93,812,348	$14,182,951	$-	$-	$-	$5,136	$-	$2,993,996	$15,195	$(18,515,471)	$(17,611)	$(1,335,804)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity Holders’ Equity (Deficit)

Expressed in United States Dollars

	Number of Common Shares	Share Capital	Common Units	Incentive Units	Seed Round Preferred Units	Total Members’ Capital	Subscriptions Payable	Equity Component of Convertible Debentures	Contributed Surplus	Accumulated Deficit	Total Equity Holders’ Deficit

Balance - October 31, 2018	-	$-	$3,426,829	$-	$1,274,944	$4,701,773	$720,516	$132,000	$2,010,489	$(7,812,383)	$(247,605)

Common units issued pursuant to conversion of notes payable (note 15)	-	-	1,374,317	-	-	1,374,317	-	-	-	-	1,374,317
Common units issued pursuant to technology license agreement(note 15)	-	-	2,199,667	-	-	2,199,667	-	-	-	-	2,199,667
Common units issued pursuant to exercise of purchase option (note 15)	-	-	1,258,784	-	-	1,258,784	-	-	(1,218,784)	-	40,000
Subscription receipts (note 18)	-	-	-	-	-	-	554,000	-	-	-	554,000
Common units issued pursuant to subscription receipts (note 15)	-	-	913,698	-	-	913,698	(1,274,516)	-	360,818	-	-
Exchange of Units for common shares pursuant to the Transaction (note 16)	60,746,202	10,448,239	(9,173,295)	-	(1,274,944)	(10,448,239)	-	-	-	-	-
Common units issued to existing shareholders of the Company pursuant to the Transaction (note 16)	3,773,689	1,257,706	-	-	-	-	-	-	-	-	1,257,706
Common shares issued to former debt holders of the Company (note 16)	839,790	279,888	-	-	-	-	-	-	-	-	279,888
Common shares pursuant to acquisition of Grown Rogue Canada (note 16)	100,000	33,328	-	-	-	-	-	-	-	-	33,328
Common shares issued pursuant to subscription receipts (note 16)	6,193,917	1,479,947	-	-	-	-	-	-	584,430	-	2,064,377
Fair value of broker warrants (note 16)	-	(85,931)	-	-	-	-	-	-	85,931	-	-
Issuance costs (note 16)	-	(143,786)	-	-	-	-	-	-	(56,781)	-	(200,567)
Fair value of warrants issued to debenture holders (note 16)	-	-	-	-	-	-	-	-	830,335	-	830,335
Debt settlements	-	-	-	-	-	-	85,136	-	-	-	85,136
Common shares issued for services rendered (note 16)	812,318	268,737	-	-	-	-	(80,000)	-	-	-	188,737
Stock based compensation expenses	-	-	-	-	-	-	-	-	112,080	-	112,080
Net loss	-	-	-	-	-	-	-	-	-	(6,447,008)	(6,447,008)
Balance - April 30, 2019	72,465,916	$13,538,128	$-	$-	$-	$-	$5,136	$132,000	$2,708,518	$(14,259,391)	$2,124,391

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Unaudited Condensed Consolidated Interim Cash Flow Statements

For the six month periods ended April 30

Expressed in United States Dollars

	2020	2019
Cash provided by (used in)

Operating Activities
Net loss	$(1,440,015)	$(6,447,008)
Adjustments for non-cash items in net loss
Amortization of property and equipment	54,809	322,615
Amortization of intangible assets	14,640	16,054
Amortization of right of use assets	119,839
Unrealized gain on changes in fair value of biological assets	(654,504)	(44,830)
Stock-based compensation	-	112,080
Services paid in shares or membership units	103,391	188,737
Amortization of debt issuance costs	-	27,149
Accretion expense	139,540	30,850
Gain on disposal of property and equipment	(14,964)	-
Transaction costs	-	3,723,724
Gain on recognition of derivative liability	-	(15,000)
Interest on lease liabilities	23,373	-
Effects of foreign exchange	(123,000)	-
Unrealized loss on marketable securities	627,287	-
	(1,149,604)	(2,085,629)
Changes in non-cash working capital (note 23)	1,420,810	(164,928)
Net cash generated by (used in) operating activities	271,206	(2,250,557)

Investing Activities
Purchase of intangible asset	-	(17,277)
Purchase of property and equipment	(310,098)	(208,052)
Other investment	(150,000)	-
Cash acquired upon close of Transaction	-	5,875
Net cash used in investing activities	(460,098)	(219,454)

Financing Activities
Subscriptions receivable	-	(720,516)
Option proceeds	-	40,000
Proceeds of notes payable	600,000	-
Repayment of long-term debt	(100,000)	(282,735)
Proceeds of subscription receipts	-	3,234,893
Lease liability repayments	(137,650)	-
Proceeds of finance lease	-	62,516
Payment of finance lease	(12,367)	-
Payment of equity and debenture issuance costs	(10,575)	(200,567)
Private placement proceeds	373,949	-
Transaction costs	-	(167,363)
Net cash provided by financing activities	713,357	1,966,228

Change in cash	524,465	(503,783)
Cash - beginning of period	74,926	826,643
Cash - end of period	$599,391	$322,860

Supplemental cash flow disclosure (note 24)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

1.	Nature of Operations

These unaudited condensed consolidated interim financial statements for the six months ended April 30, 2020 and 2019, include the Company, its wholly-owned subsidiaries Grown Rogue Canada Corp. (“GRC”), and Grown Rogue Unlimited, LLC (“GR Unlimited”) and GR Unlimited’s wholly-owned subsidiaries and subsidiaries in which it has a controlling interest (collectively referred to as the “Subsidiaries”). GR Unlimited’s wholly-owned subsidiaries include Grown Rogue Gardens, LLC; Grown Rogue Distribution, LLC; GRU Properties, LLC; and GRIP, LLC. GR Unlimited also has 60% ownership interests in GRD Cali, LLC and Idalia, LLC and an 87% ownership interest in GR Michigan, LLC. Grown Rogue Gardens, LLC is engaged in cannabis cultivation activities. Grown Rogue Distribution, LLC is engaged in wholesale activities; GRU Properties, LLC is engaged in real estate activities; and GRIP, LLC is engaged in intellectual property activities.

These unaudited condensed consolidated interim financial statements are prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of the business.

The Company’s ability to continue as a going concern is dependent upon, but not limited to, its ability to raise financing necessary to discharge its liabilities as they become due and generate positive cash flows from operations. During the six months ended April 30, 2020, the Company incurred a net loss of $1,522,510 (2019 $4,798,562) and as of that date, the Company’s deficit was $18,597,966 (October 31, 2019 - $17,112,605). As at April 30, 2020, the Company had a working capital deficit of $2,276,406 (October 31, 2019 - $2,709,527). These aforementioned conditions have resulted in material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and to meet its obligations will be dependent upon successful sales of product and generating positive cash flows from operations as well as obtaining suitable financing. The accompanying unadited condensed consolidated financial statements do not reflect any adjustment that might result from the outcome of this uncertainty. If the going concern assumption is not used then the adjustments required to report the Company’s assets and liabilities at liquidation values could be material to these unaudited condensed consolidated financial statements.

2.	Reverse Takeover

The Company entered into a definitive transaction agreement (the “Definitive Agreement”) dated October 31, 2018 with GR Unlimited and Grown Rogue Canada Inc. (“Grown Rogue Canada”) and Novicius Acquisition Corp. (“Novicius Subco”) which resulted, through a series of transactions, in the acquisition of all of the equity interests of GR Unlimited and Grown Rogue Canada by the Company (the “Transaction”), such that, immediately following completion of the Transaction, approximately 86% of the issued and outstanding shares of the Company were owned by the former unitholders of GR Unlimited. Prior to close of the Transaction the Company completed a consolidation of its common shares on the basis of 1.4 pre-consolidated common shares for 1 post-consolidated common share. Upon close of the Transaction, the Company issued, in aggregate, 60,746,202 common shares to the GR Unlimited unitholders for all of the outstanding units of GR Unlimited, 100,000 common shares to a director of Grown Rogue Canada and 839,790 common shares to former debtholders of the Company. Holders of warrants and convertible debentures of GR Unlimited and Grown Rogue Canada exchanged such securities for warrants and convertible debentures, with substantially the same terms, of the Company on a one for one basis.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

2.	Reverse Takeover (continued)

The Transaction constituted a reverse takeover of the Company by the shareholders of GR Unlimited but did not meet the definition of a business combination under IFRS 3. As such, the Transaction is accounted for under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a transaction expense. Since GR Unlimited is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of GR Unlimited up to the date of the Transaction.

The allocation of the consideration transferred is as follows:

3,773,689 shares at a price of CAD$0.315 er share	$900,403
Net assets (liabilities) of the Company acquired	(604,107)
Transaction costs	$1,504,510

The acquisition-date fair value of the consideration transferred by the existing equity holders of GR Unlimited is based on the number of equity interests GR Unlimited would have had to issue to give the owners of the Company the same percentage equity interest in the combined entity that results from the transaction described above. The fair value of the number of equity interests calculated was based on the private placement transactions entered into by GR Unlimited.

Upon completion of the Transaction, the former shareholder of Grown Rogue Canada controlled less than 1% of the issued and outstanding common shares of the Company (not including holders of subscription receipts of Grown Rogue Canada). For accounting purposes, the Company has been identified as the acquirer and Grown Rogue Canada the acquired company. Since Grown Rogue Canada’s operations do not constitute a business, this transaction has been accounted for as a sharebased payment. As such, Grown Rogue Canada’s balances are accounted for at fair value, with the balance of the purchase price in excess of the fair value of the acquired assets and liabilities of Grown Rogue Canada accounted for as transaction costs. Grown Rogue Canada’s historical share capital, deficit and contributed surplus have been eliminated.

The allocation of the consideration transferred is as follows:

100,000 common shares at a price of CAD$0.315 per share	$23,860
Fair value of warrants of the Company issued (note 17vii)	893,646
Total consideration transferred	917,506
Net assets of Grown Rogue Canada acquired	61,447
Transaction costs	$856,059

In addition to the costs mentioned above, the Company incurred cash transaction costs of $1,093,221 during the year ended October 31, 2019.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

3.	Basis of Presentation

a)	Statement of Compliance

The Company’s unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. These unaudited consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2019, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These unaudited condensed consolidated interim financial statements were prepared folwoing the same accounting policies used in the preparation of the Company’s audited financial statements with the exception of certain amendments to accounting standards or new interpretaions issued by the IASB as described in note 4. These unaudited condensed consolidated interim financial statements have not been subject to audit and were approved and authorized for issuance by the Company’s Board of Directors on June 29, 2020.

b)	Basis of Measurement

These unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments and biological assets, which are measured at fair value as described herein.

c)	Functional and Presentation Currency

The Company’s functional currency is the Canadian dollar and the functional currency of its Subsidiaries is the United States (“U.S.”) dollar. These unaudited condensed consolidated financial statements are presented in U.S. dollars.

Transactions denominated in foreign currencies are initially recorded in the functional currency using exchange rates in effect at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using exchange rates prevailing at the end of the reporting period. All exchange gains and losses are included in the statement of loss and comprehensive loss.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company are expressed in U.S. Dollars using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive loss and reported as currency translation reserve in shareholders’ equity.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

3.	Basis of Presentation (continued)

c)	Functional and Presentation Currency (continued)

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which, in substance, is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive loss.

d)	Basis of Consolidation

The Subsidiaries are controlled by the Company, as the Company is exposed, or has rights, to variable returns from its involvement with the Subsidiaries and has the ability to affect those returns through its power over the Subsidiaries by way of its ownership of all of the issued and outstanding common shares. The financial statements of subsidiaries are included in these unaudited condensed consolidated financial statements from the date that control commences until the date control ceases. All intercompany balances and transactions have been eliminated upon consolidation.

4.	Significant Accounting Policies and Significant Judgements

These unaudited condensed consolidated interim financial statements have been prepared using the same accounting policies, significant accounting judgements and estimates, and methods of computation as the annual consolidated financial statments of the Company as at and for the year ended October 31, 2019 as described in note 4 of those financial statements, with the exception of certain amendments to accounting standards or new interpretations issued by the IASB with are applicable for annual periods beginning on or after November 1, 2019.

Changes in accounting standards effective November 1, 2019:

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. In applying IFRS 16, for all leases, the Company:

●	Recognizes right-of-use assets and lease liabilities in the statement of financial position, initially measured at the present value of the future lease payments:
●	Recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income;
●	Separates the total amount of cash paid into a principal portion (presented within financing activities) and interest (presented within operating activities) in the statement of cash flows.

On November 1, 2019, the Company adopted IFRS 16. As such, the Company reviewed all leases and assessed whether these contracts are or contains a lease. The Company has accounted for its leases upon adoption of IFRS 16 using a modified retrospective approach whereby it recognizes a lease liability and a right-of-use asset at the date of initial application, being November 1, 2019. The lease liability is measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate. The Company has measured the right-of-use asset at an amount equal to the lease liability.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

5.	Biological Assets

Biological assets consists of cannabis seeds and cannabis plants. The reconciliation of changes in the carrying amounts of biological assets as at April 30, 2020 and October 31, 2019 are as follows:

Balance - October 31, 2018	$149,617

Add: Purchased cannabis plants	308,324
Change in fair value less costs to sell due to biological transformation	486,354
Allocation of operational overhead	438,859
Transferred to inventory upon harvest	(1,226,565)

Balance - October 31, 2019	156,589

Add: Purchased cannabis plants	36,016
Change in fair value less costs to sell due to biological transformation	654,504
Allocation of operational overhead	54,826
Transferred to inventory upon harvest	(578,052)

Balance - April 30, 2020	$323,883

When determining the fair value of biological assets, the Company makes estimates and uses assumptions as follows:

●	Expected costs required to grow the cannabis up to the point of harvest
●	Estimated selling price per Kg
●	Expected yield from the cannabis plants
●	Estimated stage of growth – The Company applied a weighted average number of days out of the 60 day growing cycle that biological assets have reached as of the measurement date based on historical evidence. The Company assigns fair value basis according to the stage of growth and estimated costs to complete cultivation.

The estimates and assumptions used are subject to volatility in uncontrollable market conditions, may significantly impact the fair value of biological assets. Biological assets represent a level 3 assets in the fair value hierarchy. The following table quantifies each significant unobservable input and provides the impact of a 20% increase or decrease that each input would have on the fair value of biological assets:

	April 30, 2020	October 31, 2019	Impact of 20% change – April 30, 2020	Impact of 20% change - October 31, 2019
Estimated selling price per lb	$1,050	$840	$27,300	$37,747
Estimated stage of growth	33%	60%	$23,842	$30,970
Estimated flower yield per harvest (lb)	390	263	$23,842	$30,970

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

6.	Inventory

As at April 30, 2020, the Company’s inventory consists raw materials $26,502 (October 2019 - $27,860), work in progress of $242,176 (October 2019 - $ 819,675) and finished goods of $108,067 (October 2019 - $ 93,180).

Balance - October 31, 2019	$940,715

Balance - April 30, 2020	$424,416

The cost of inventories included as an expense and included in cost of goods sold, for the six month period ended April 30, 2020 was $1,341,500 (2019 - $1,955,348).

7.	Marketable Securities

During the period ended April 30, 2020, the Company received 2,362,204 common shares of Cannabis Growth Opportunity Corporation as part of a subcription agreement to exchange approximately CAD$1,500,000 worth of eachother’s shares. As at April 30, 2020, the fair value of the shares was $475,498. Accordingly, the Company has recorded an unrealized loss on the shares in the amount of $627,287 during the period ended April 30, 2020.

8.	Other Investments

During the period ended April 30, 2020, the Company entered into a purchase agreement to acquire an option to acquire a 60% controlling interest (the “Option”) of a fully-licensed Michigan based operator pending Municipal and State regulatory approval. In order to exericse the Option, the Company will pay $810,000 in cash and issue 800,000 common shares of the Company in four tranches:

(i)	Payment of $150,000 within five days of signing the Option and the issuance of 200,000 common shares of the Company within 60 days after signing the Option. During the period ended April 30, 2020, the company made a payment of $150,000.

(ii)	Payment of $200,000 and the issuance of 200,000 common shares of the Company on the sixth-month anniversary of signing the Option. Subsequent to April 30, 2020 the Company issued 200,000 common shares to an existing member of Gold Harvests, LLC in connection with the first tranche.

(iii)	Payment of $260,000 and the issuance of 200,000 common shares of the Company on the twelve-month anniversary of signing the Option. The Company can elect to extend the due date of this tranche of the purchase consideration for an additional six months by paying an additional $25,000 and issuing an additional 25,000 common shares of the Company.

(iv)	Payment of $200,000 and the issuance of 200,000 common shares of the Company due upon exercise of the Option, pending Municipal and State regulatory approval.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

9.	Accrued Liabilities

During the year ended October 31, 2019, the Company entered into an agreement with a vendor to defer payment of $180,799 beyond one year from April 30, 2020. During the six month period ended April 30, 2020, the Company entered into agreements with two other vendors to defer payment of an additional $286,256 beyond one year from April 30, 2020. During the period ended, April 30, 2020, the company applied payments of $19,927 towards the $286,256 leaving a balance of $266,329 remaining.

10.	Finance Leases Payable

i)	Effective July 11, 2017, and as amended on July 28, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $134,289 over a thirty-six month period for monthly payments of $4,778. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

ii)	Effective November 8, 2017, the Company entered into an agreement with a third party to lease equipment at a cost $158,193 over a thirty-six month period for monthly payments of $5,630. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

iii)	Effective February 20, 2019, the Company entered into an agreement with a third party to lease equipment at a cost $62,516 over a twenty-four month period for monthly payments of $3,220. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

iv)	Effective March 2, 2020, the Company entered into an agreement with a third party to lease equipment at a cost of $68,035 over a twenty-four month period for monthly payments of $3,505. The terms and conditions of the lease predicate that substantially all of the risks and rewards of ownership of the leased asset transfer to the Company. Therefore, the Company has classified the agreement as a finance lease.

As at April 30, 2020, the related lease liabilities are payable as follows:

	Future minimum lease payments	Interest	Total

Less than one year	$95,087	$16,706	$111,793
Between one and five years	34,751	4,470	39,221
	$129,838	$21,176	$151,014

As at April 30, 2020, the net book value of the growing equipment under finance lease is $191,647.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

11.	Property and Equipment

	Furniture and Fixtures	Computer and Office Equipment	Production Equipment and Other	Construction in Progress - Warehouse	Leasehold Improvements	Total
Cost
Balance - October 31, 2018	$-	$75,883	$357,115	$578,158	$1,067,725	$2,078,881
Additions	-	50,480	86,483	17,308	242,745	397,016
Disposals	-	(70,403)	-	(118,683)	-	(189,086)
Balance - October 31, 2019	$-	$55,960	$443,598	$476,783	$1,310,470	$2,286,811

Additions	-	-	100,373	9,199	196,260	305,832
Transfers	-	-	-	(423,956)	423,956	-
Disposals	-	-	-	-	-	-
Balance - April 30, 2020	$-	$55,960	$543,971	$62,026	$1,930,686	$2,592,643

Accumulated Amortization

Balance - October 31, 2018	$-	$1,907	$71,157	$-	$429,896	$502,960
Amortization for the period	-	17,794	61,322	-	239,819	318,935
Balance - October 31, 2019	-	19,701	132,479	-	669,715	821,895

Transfers	-	-	-	-	-	-
Amortization for the period	-	27,245	26,635	-	325,472	379,352
Disposals	-	-	-	-	-	-
Balance - April 30, 2020	$-	$46,946	$159,114	$-	$995,187	$1,201,247

Net Book Value

As at October 31, 2019	$-	$36,259	$311,119	$476,783	$640,755	$1,464,916
As at April 30, 2020	$-	$9,014	$384,857	$62,026	$935,499	$1,391,396

At April 30 2020, $236,491 in amortization costs were included in cost of sales, $81,758 in amortization costs were included in biological assets, and $35,101 in amortization costs were included in inventory

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

12.	Right-of-Use Assets

In connection with the adoption of IFRS 16 as disclosed in note 4, the Company has recognized a right-of-use asset for its office premises with a corresponding lease liability (see note 11) which are initially measured at the present value of the future lease payments. In accordance with IFRS 16, the Company then recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income.

Land and Buildings
Balance, October 31, 2019	$-
Additions	276,430
Amortization for the period	(119,839)
Balance, April 30, 2020	$156,591

13.	Lease Liabilities

In connection with the adoption of IFRS 16 as disclosed in note 4, the Company has recognized a right-of-use asset (see note 10) for its office premises with a corresponding lease liability which are initially measured at the present value of the future lease payments. In accordance with IFRS 16, the Company then recognizes depreciation of right-of-use assets and interest expense on lease liabilities in the statements of income and comprehensive income.

The Company has entered into four leases for office and growing space. In order to calculate the present value of the future lease payments, the Company has used a discount rate of 20% which represents its current borrowing rate. Prior to the adoption of IFRS 16, these leases were accounted for as operating leases. Changes to the Company’s lease liabilities for six months ended April 30, 2020 are as follows:

Land and Buildings
Balance, October 31, 2019	$-
Additions	276,430
Interest Expense	23,374
Lease Payments	(137,650)

162,154
Less: current portion	(162,154)

Balance, April 30, 2020	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

14.	Long-term Debt

Transactions related to GR Unlimited’s unsecured promissory notes during the year ended October 31, 2019 and the six month period ended April 30, 2020, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2018	$50,000	$50,000	$10,444

60% - October 2, 2019 (iii)	50,000	50,000	-
60% - October 17, 2019 (iv)	50,000	50,000	-
Interest expense on long-term debt	-	-	9,535
Debt repayments	-	-	(12,000)

Balance - October 31, 2019	150,000	150,000	7,979

60% - December 5, 2019 (iii)	15,000	15,000	-
Interest expense on long-term debt	-	-	22,931
Issued - March 20, 2020 (v)	600,000	600,000	-
Deferred financing costs	(14,809)	(14,809)	-
Debt repayments	(115,000)	(115,000)	(23,466)

Balance -April 30, 2020	635,191	635,191	7,444
Less: current portion	50,000	50,000	7,444

Balance - April 30, 2020 net of current portion	$585,191	$585,191	$-

i)	On February 1, 2017: Principal of $50,000 with simple interest accrued at a rate of 12% per annum. Interest only payments due on the following: (i) $6,000 on each of July 1, 2018 and July 1, 2019 and interest and principal payment, $56,000 due on July 1, 2020. As at April 30, 2020, accrued interest of $7,444 (October 31, 2019 - $4,444) was incurred.

ii)	On October 1, 2017: Principal of $500,000 with simple interest accrued at a rate of 25% per annum. During the year ended October 31, 2018, this Company formalized this debt by way of a convertible promissory note (see note 13 (iii)).

iii)	On October 2, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On December 5, 2019 an additional $15,000 was advanced under the same terms and conditions. On February 18, 2020 all outstanding principal and accrued interest of $13,274 (October 31, 2019 - $2,384) was repaid in full. This amount was owed to a director and officer of the Company.

iv)	On October 17, 2019: Principal of $50,000 with simple interest accrued at a rate of 60% per annum and a maturity of 90 days. On February 18, 2020 all outstanding principal and accrued interest of $9,041 (October 31, 2019 - $1,151) was repaid in full. This amount was owed to a key member of management.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

14.	Long-term Debt (continued)

v)	On March 20, 2020: Principal of $600,000 received under secured debt investment of $600,000 (the “Debt Financing”). The debt carries a two-year term, with monthly payments of principal commencing June 15, 2020. Once the principal is repaid, each investor will receive a gross monthly royalty of 1% per $100,000 invested based on any cannabis business that is majority owned by GR Michigan, LLC (the “Royalty”). The Royalty has a term of two years with maximum amount of two times the amount of principal invested in the Debt Financing. The Company but not the obligation, to purchase the Royalty from any investor by paying the principal invested by such investor in the Debt Financing.

15.	Convertible Promissory Notes

Transactions related to GR Unlimited’s convertible promissory notes during the year ended October 31, 2019 and the six month period ended April 30, 2020, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2018	$1,343,171	$1,299,376	$454,775

Amortization of deferred financing costs	22,106	23,759	-
Interest expense on long-term debt	-	-	2,154
Interest accretion	-	5,502	-
Repaid	(265,277)	(265,277)	(137,889)
Converted to common units	(1,100,000)	(1,063,360)	(279,040)

Balance - October 31, 2019 and April 30, 2020	-	-	40,000

Less: current portion	-	-	40,000

Balance - April 30, 2020 net of current portion	$-	$-	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

15.	Convertible Promissory Notes (continued)

During the period ended October 31, 2018, GR Unlimited issued the following unsecured convertible promissory notes:

i)	Effective November 14, 2017, GR Unlimited entered into an agreement with certain purchasers (collectively the “Purchasers” and individually the “Purchaser”), to issue a series of notes with substantially similar terms, including maturity, interest rates, and conversion terms. Under the agreements, the Purchasers purchased convertible promissory notes with aggregate principal of $550,000. The notes accrue simple interest as follows:

a)	Interest will accrue on the outstanding principal at an annual rate of 50% calculated on the basis of a year of 365 days.

b)	Should the Purchasers extend the maturity date due to a Public Event prior to the end of the period, the Purchaser has the right to extend the Maturity date by up to 3 months after the consummation of the Public Event at an annual rate of 0% following the initial period. A Public Event means a transaction or other action that causes GR Unlimited’s membership units or securities for which such membership units are exchanged or substituted, to become publicly traded on a United States or Canadian stock exchange through which GR Unlimited (or its publicly held parent entity) raises aggregate proceeds net of any costs of not less than $5,000,000 (excluding these convertible promissory notes and the principal and accrued interest under any other promissory notes that are convertible into equity securities of GR Unlimited.

c)	Should purchasers extend the Maturity Date by 6 months on all but not less than all of the the outstanding principal; provided, however GR Unlimited shall pay Holder all principal not so extended, and all accrued but unpaid interest at the end of the initial period at an annual rate of 30% calculated on the basis of a year of 365 days.

d)	Should the Purchaser extend the maturity date of this note by 18 months on not less than $10,000 of the outstanding principal and unpaid interest accrued under the Note at the end of the initial period; provided, however GR Unlimited shall pay Purchaser all principal and/or interest for which the maturity date is not so extended at an annual rate of 20% calculated on the basis of a year of 365 days.

The notes, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) the date on which the initial period ends (the Maturity Date) unless the Maturity Date is extended by Purchaser by 3, 6, or 18 months after the Public Event. The notes may not be prepaid, in whole or in part, prior to the Maturity Date without the prior written consent of a majority of the Purchasers.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

15.	Convertible Promissory Notes (continued)

i)	(continued)

If at any time prior to the maturity of the notes a qualified equity financing occurs, each Purchaser has the right to convert not less than $10,000 of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and nonassessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. If the Purchaser has extended the maturity date and the qualified equity financing occurs during the 18 months following the initial period, the Purchaser shall have the obligation to convert all of the outstanding principal amount and all accrued and unpaid interest into the number of fully paid and nonassessable common membership until of GR Unlimited at a price per unit equal to the applicable conversion price. The conversion price represents the following:

a)	In the event of a qualified equity financing, the lower of (i) the valuation cap divided by issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of New Units issued in such qualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

b)	In the event of a public event the lower of (i) the valuation cap divided by the issued and outstanding share count immediately prior to the public event, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such Public Event; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the Initial Period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion Price under this paragraph (b) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); or

c)	In the event of a change of control transaction, the lower of (i) the valuation cap divided by the change of control issued and outstanding share count immediately prior to the qualified equity financing, or (ii) eighty percent (80%) of the price per unit paid by the purchaser(s) in such change of control transaction; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (c) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above); provided, further, that if a transaction or event can be characterized both as a public event and as a change of control transaction, the conversion price shall be established as if such transaction or event were a change of control transaction; or

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

15.	Convertible Promissory Notes (continued)

i)	(continued)

d)	In the event of a nonqualified equity financing, the lower of (i) the valuation cap divided by Issued and outstanding share count immediately prior to the nonqualified equity financing, or (ii) eighty percent (80%) of the price per unit paid in cash by purchasers of new units issued in such nonqualified equity financing; provided, however, that such percentage shall decline by two percent (2%) for each month an event of default occurs and is continuing after the end of the initial period, up to a maximum of ten percent (10%) (e.g., if such an event of default continues for five months, the conversion price under this paragraph (a) will be a price equal to seventy (70%) of the applicable price set forth in clause (ii) above).

During the year ended October 31, 2018, GR Unlimited made aggregate principal repayments of $442,223. During the year ended October 31, 2019, GR Unlimited repaid the remaining aggregate principal of $107,777. As at October 31, 2018, accrued interest of $127,915 remained unpaid, which was subsequently paid during the year ended October 31, 2019.

ii)	Effective December 15, 2017, GR Unlimited entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $1,000,000 with simple interest accrued at a rate of 25%, payable as follows:

a)	As at October 31, 2018 interest accrued to $105,556 on the sum of $500,000, of debt previously held by the holder.

b)	Interest shall accrue from the effective date of the note on the total sum of $1,000,000 and paid in monthly installments of $20,833 to the holder beginning on January 15, 2018. As at October 31, 2018, none of the monthly installments had been paid.

c)	A onetime additional interest payment equal to 5% of the unpaid principal balance payable concurrent with the 12th scheduled monthly installment payment is otherwise due. In the event the holder completed a full or partial conversion within 12 months of the effective date, the onetime interest payment shall be prorated as at the date of the full or partial conversion.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

15.	Convertible Promissory Notes (continued)

ii)	(continued)

The note, which includes any unpaid principal and accrued interest, unless converted in accordance with provisions stated in the agreement shall be due and payable on the earlier of the following: (a) 36 months from the effective date of the note; or (b) the occurrence of a change of control of GR Unlimited. Within the first 24 months from the effective date of the note, no prepayment will occur, except for payments of accrued interest or other payments as outlined above.

At any time prior to the 24 month anniversary of the effective date of the note, the holder has the right to fully or partially convert the outstanding principal and all accrued and unpaid interest into the number of fully paid and nonassessable common membership units of GR Unlimited at a price per unit equal to the applicable conversion price. The Conversion price represents an amount equal to the applicable conversion valuation divided by the number of issued and outstanding units of GR Unlimited at the time of conversion calculated immediately before the closing of a qualified equity financing event if the conversion is in conjunction with a qualified equity financing event.

If GR Unlimited consummates a going public event within the 12 months anniversary date of the note, the holder has the right to fully or partially convert the total principal outstanding at a price per unit equal to the applicable conversion price by providing written notice to GR Unlimited of its election to convert within 7 days after receipt from GR Unlimited of the financing notice. If the holder so converts, GR Unlimited will offer the holder a position as a strategic advisor to GR Unlimited for a 12 month term, which commences on the date of conversion. The holder will receive gross monthly compensation equal to $10,000 if the holder fully converts or a portion of the $10,000 equal to the ratio of the amount converted.

The conversion valuation represents the following a) $20,000,000 if the holder converts the note within 12 months of the effective date of the note and b) $40,000,000 if the holder converts the note after 12 months of the effective date of the note, but before 24 months of the effective date of the note. As at October 31, 2018, accrued interest of $248,958 was incurred. During the year ended October 31, 2019, the principle of $1,000,000 and unpaid interest of $272,991 were converted into 1,144.15 common units of GR Unlimited (4,782,284 common shares of the Company) as described in note 15(iv).

During the period ended October 31, 2017, GR Unlimited issued the following unsecured convertible promissory notes:

iii)	Effective February 1, 2017: Principal of $100,000 with simple interest accrued at a rate of 15%. Principal and interest due and payable on the three year anniversary of the promissory note, February 1, 2020. In the event GR Unlimited completes a qualified equity financing transaction on or before the maturity date of the promissory note, the holder has the right to convert in whole or in part the unpaid principal and interest balance into fully paid nonassessable shares of common stock of GR Unlimited. The conversion price per unit will equal 80% of the price per unit paid in cash by purchasers of new units in a qualified equity transaction. As at October 31, 2018, accrued interest of $26,219 was incurred. The fair value of the conversion option was estimated as $Nil. During the year ended October 31, 2019, the principle of $100,000 and unpaid interest of $22,438 were converted into 126.13 common units of GR Unlimited (485,379 common shares of the Company) as described in note 15(iii).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

15.	Convertible Promissory Notes (continued)

iv)	Effective July 26, 2017, GR Unlimited through its wholly owned subsidiary GRU Properties, LLC entered into an agreement whereby the holder purchased a convertible promissory note for the total principal of $100,000 with simple interest calculated at a rate of 50% per annum for the first 6 months. The note became due on February 1, 2018 and was extendable for another 6 months at the holder’s option. If the holder extends the term an additional 6 months the rate of simple interest will change to 30%, such that at the end of the 12 month period, the total outstanding principal and interest amount would not exceed $140,000.

The holder of the convertible promissory note has the unrestricted right, at the holder’s option to convert a maximum of $125,000 of the outstanding balances into common units of GR Unlimited at a price per unit agreed upon by GR Unlimited and the holder, or if a conversion price per unit cannot be agreed upon, the price per unit will be determined by appraisal. The right to convert may be exercised after the extended maturity date of the convertible promissory note. The number of common shares into which the convertible promissory notes may or will be converted shall be determined by dividing the unpaid principal balance, together with all accrued and unpaid interest thereon, by the conversion price. On January 31, 2018, $50,000 of the outstanding principal was repaid and the remaining principal of $50,000 was extended to August 1, 2018. In addition, $7,406 of accrued and unpaid interest was converted into 52.06 common units of GR Unlimited (198,214 common shares of the Company) as described in note 15(v). On August 1, 2018, the holder of the convertible promissory note accepted a new convertible promissory note in the amount of $57,500 in exchange for the current note and $7,500 of accrued interest. The new convertible promissory note has a maturity date to August 1, 2019, with interest at 12.5% per annum, payable monthly. During the year ended October 31, 2019, the principal and accrued interest was paid in full. As at October 31, 2018, accrued interest of $1,197 (2017 $13,185) was incurred.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Riskfree interest rate	1.36%
Expected life	0.75 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

During the year ended October 31, 2019, the Company derecognized the corresponding derivative liability resulting in a gain on derecognition of $39,500 included in the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

15.	Convertible Promissory Notes (continued)

v)	Effective October 20, 2017, Principal of $100,000 with simple interest accrued at a rate of 50% per annum. All unpaid principal and accrued interest become due and payable on the earlier of a) the 6 month anniversary of the note, unless extended at the sole discretion of the holder and b) the occurrence of a change in control of GR Unlimited. At the Maturity date, the holder has the right to either a) convert the total unpaid principal and accrued interest into other convertible notes then being offered by GR Unlimited or b) extend the maturity of the note by 6 months. Should the holder extend the note, interest will accrue on the original principal at a rate of 30% per annum. As the maturity date, October 31, 2017, the maturity date was extended by 6 months and fully matured on April 30, 2018. On April 20, 2018, the maturity was extended by 6 months to October 20, 2018 with interest accrued at a rate of 30% during the extension period. The maturity date was then extended further to November 8, 2018. During the year ended October 31, 2019, GR Unlimited repaid the principal of $100,000. As at October 31, 2019, and October 31, 2018, accrued interest of $40,000 was outstanding.

The fair value of the conversion option was estimated as $23,000 using the following inputs, assumptions and estimates:

Riskfree interest rate	1.27%
Expected life	0.47 years
Expected volatility	70%
Share price	$612
Conversion price at time of conversion	$612

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

16.	Convertible Debentures

Transactions related to the Company’s convertible debentures during the year ended October 31, 2019 and the six month period end April 30, 2020, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2018	$1,029,314	$931,099	$7,758

Issued during the year	1,105,127	1,105,127	-
Fair value of derivative liability	-	(232,925)	-
Issuance costs	(38,064)	(38,064)	-
Amortization of issuance costs	54,748	54,748	-
Interest accretion	-	147,693	-
Interest expense	-	-	126,901
Interest payments	-	-	(126,809)

Effects of foreign exchange	27,931	27,931	-

Balance - October 31, 2019	2,179,056	1,995,609	7,850

Interest accretion	-	139,540	-
Interest expense	-	-	44,306
Interest payments	-	-	(44,656)
Effects of foreign exchange	(55,916)	(55,916)	-
Amortization of issuance costs	27,299	27,299	-

Balance - April 30, 2020	2,150,439	2,106,532	7,500

Less: current portion	2,150,439	2,106,532	7,500

Balance - April 30, 2020, net of current portion	$-	$-	$-

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

16.	Convertible Debentures (continued)

Transactions related to GR Unlimited’s convertible debentures during the year ended October 31, 2019, include the following:

	Face	Carrying	Interest
	value	amount	payable

Balance - October 31, 2018	$1,029,314	$931,099	$7,758

Issued during the year	1,105,127	1,105,127	-
Fair value of derivative liability	-	(232,925)	-
Issuance costs	(38,064)	(38,064)	-
Amortization of issuance costs	54,748	54,748	-
Interest accretion	-	147,693	-
Interest expense	-	-	126,901
Interest payments	-	-	(126,809)

Effects of foreign exchange	27,931	27,931	-

Balance - October 31, 2019	2,179,056	1,995,609	7,850

Less: current portion	2,179,056	1,995,609	7,850

Balance - net of current portion	$-	$-	$-

(i) During the year ended October 31, 2019, the Company issued secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,105,127). The convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature on August 10, 2020. The debentures will be secured by a general security agreement granting a security interest in the Company’s property and assets. The debentures can be converted by the holder into common shares of the Company at a conversion price of CAD$0.44 per share. If at any time while the debentures are outstanding, the Company issues securities at a price per security lower than CAD$0.44 per share, the conversion price for any unconverted portion of the convertible debentures will be reduced to such lower price per security. If within 90 days of the issuance of the convertible debentures, the Company fails to complete a Qualified Financing of not less than CAD$1,000,000, the conversion price of the convertible debentures will be adjusted to CAD$0.30. If any common shares of the company are issued or sold for a price less than $0.44 per common share the conversion price will be adjusted downward to the price of such issuance. The adjustment to the conversion price is considered a derivative as it changes in relation to the share price of the Company and does not meet the fixed for fixed criteria. In connection with the issuance of the convertible debentures, the Company paid issuance costs of $47,975. The Company also issued 3,409,091 warrants to the convertible debenture holders, as described in note 17(vi), the fair value was estimated to be $Nil. Of the total debt issuance costs of $47,975, $10,165 has been allocated to the derivative liability and included as expenses in the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

16.	Convertible Debentures (continued)

(i)	(continued)

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$872,202
Conversion option	232,925
$1,105,127

The fair value of the derivative liability was calculated by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 126.9%. The estimated fair value of the derivative liability upon initial recognition was estimated to be CAD$316,151 ($232,925).

As at October 31, 2019, the Company estimated the fair value of the derivative liability using the same methodologies as described above and an estimated market interest rate of 20% and a share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660), and the change in the fair value since initial recognition of $121,811 has been included as income in the Company’s statement of loss and comprehensive loss. As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

(ii) During the year ended October 31, 2018, GR Unlimited issued a series of secured convertible debentures with aggregate principal of CAD$1,500,000 ($1,141,060). This series of convertible debentures bear interest at 2% quarterly payable on the last day of March, June, September, and December. The convertible debentures mature twenty four months from the effective date of the agreement or December 1, 2018 if a change in ownership has not occurred. The debentures are secured by a general security agreement granting a security interest in all of GR Unlimited’s property and assets. The debentures can be converted by the holder into common units of GR Unlimited at a conversion price of CAD$0.44 per Unit. In the event of a default, the Conversion Price shall be reduced to CAD$0.05 per Unit. In connection with the issuance of the convertible debentures, GR Unlimited incurred issuance costs of $111,746.

GR Unlimited has allocated the proceeds from the issuance of the convertible debentures as follows:

Convertible debentures, principal	$1,009,060
Conversion option	132,000
$1,141,060

The value of the conversion option was calculated by subtracting the net present value of the debenture from the face value of the convertible debentures. The net present value of the debenture was calculated using a discount rate of 15% over a period of 24 months.

Upon close of the Transaction, these debentures were replaced by convertible debentures of the Company with similar terms.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

16.	Convertible Debentures (continued)

(ii)	(continued)

As at October 31, 2019, the Company estimated the fair value of the derivative liability by way of a Monte Carlo simulation which utilized Geometric Brownian Motion to simulate share prices over the term of the convertible debenture. Estimates included in the Monte Carlo simulation included a market interest rate of 20% and share price volatility of 105.4%. As at October 31, 2019, the estimated fair value of the derivative liability was CAD$164,053 ($124,660). As at October 31, 2019, if the volatility, or discount rate used was increased by 10%, the impact would be an increase to the derivative of $5,000, with a corresponding increase to loss.

17.	Members’ Capital

GR Unlimited is authorized to issue up to 20,000 common units, up to 750 Seed Round Preferred Units and up to 3,000 Incentive Units.

The following table summarizes the common unit activities of GR Unlimited during the year ended October 31, 2019, all of which occurred prior to completion of the Transaction:

	Number of Common Shares*	Member’s Capital

Balance, October 31, 2018	40,706,873	4,701,773
Issued pursuant to conversion of promissory notes	5,465,877	1,451,400
Issued in connection with Technology License Agreement (xi)	6,600,000	1,574,761
Issued upon exercise of unit purchase options	4,202,429	1,218,784
Issued pursuant to Subscription Receipts	3,771,023	913,968
Balance, October 31, 2019 and April 30, 2020	60,746,202	$9,860,686

*	The number of common shares per the table above represents the number of common shares exchanged for the common units, Seed Round Preferred Units and Incentive Units in connection with completion of the Transaction.

i)	Effective January 31, 2018, the holder of two convertible promissory notes in the original principal amount of $100,000 took the following actions:

●	Received a return of principal of $50,000 from one of the convertible promissory notes.
●	Extended the maturity date of the continuing convertible promissory note for the principal amount of $50,000 to August 1, 2018 with a coupon interest rate of 30% per annum. All principal and accrued and unpaid interest, shall become due on the earlier of a) August 1, 2018 or b) the occurrence of a change of control of the Company; and
●	Converted the original principal of the second convertible promissory note and accrued and unpaid interest of $50,000 into 89.8 uncertified common units of the GR Unlimited (462,500 common shares of the Company).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

17.	Members’ Capital (continued)

ii)	During the year ended October 31, 2018, GR Unlimited entered into a technology license agreement pursuant to which, GR Unlimited was granted the exclusive license to certain intellectual property in the field of development, breeding, cultivation, growing, harvesting, processing and commercialising cannabis, hemp and related plants and products (the “Technology”) in exchange for 6,600,000 common units of GR Unlimited (6,600,000 common shares of the Company). Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued the common units. As at October 31, 2019, the Company determined that the license was impaired as the development of underlying technology had been halted. As such, the Company reduced the carrying amount to the estimated recoverable amount of $Nil, resulting in a loss on impairment of $1,574,761.

iii)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $100,000 and all accrued and unpaid interest of $22,438 into 126.13 uncertified common units of GR Unlimited (485,379 common shares of the Company).

iv)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $1,000,000 and accrued and unpaid interest of $248,958 into 1,144.15 uncertified common units of GR Unlimited (4,782,284 common shares of the Company).

v)	Immediately prior to the Transaction disclosed in note 2, the holder of a convertible promissory note converted the original principal amount of $50,000 and accrued and unpaid interest of $7,644 into 52.06 uncertified common units of GR Unlimited (198,214 common shares of the Company).

vi)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 1,475,179 common units (1,475,179 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in note 21(ii).

vii)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 2,000,000 common units (2,000,000 common shares of the Company) pursuant to the exercise of the unit purchase option disclosed in note 21(iii).

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

17.	Members’ Capital (continued)

viii)	Immediately prior to the Transaction disclosed in note 2, GR Unlimited issued 727,250 common units (727,250 common shares of the Company) pursuant to a partial exercise of the unit purchase option disclosed in note 20(i).

ix)	In connection with the Transaction, GR Unlimited issued and sold on a subscription receipt basis, 3,771,023 units (the “GR Units”) containing one Common Unit and one GR Unlimited purchase warrant (the “GR Warrant”) for gross proceeds of CAD$1,646,050 ($1,274,516), of which $360,818 was allocated to the GR Warrants. Upon close of the Transaction, the GR Units were automatically converted into 3,771,023 common units of GR Unlimited (3,771,023 common shares of the Company) and 3,771,023 warrants of GR Unlimited (3,771,023 warrants of the Company).

18.	Share Capital

The Company is authorized to issue an unlimited number of common shares at no par value and an unlimited number of preferred shares issuable in series.

During the six months ended April 30, 2020, the following share transactiosn occurred:

i)	The Company issued 1,058,750 common shares with an estimated fair value of $71,910 to certain directors, officers and consultants of the Company.

ii)	In connection with the private placement agreement with Cannabis Growth Opportunity Corporation (“CGOC”), the Company issued 5,000,000 common shares to CGOC with an aggregate fair value of $373,949. In addition, the CGOC and the Company entered into subscriptions agreements to exchange eachothers shares (the “Share Swap). In connection with the Share-Swap agreement, the Company issued 15,000,000 common shares resulting in an aggregate fair value of $1,121,848.

iii)	In connection with various service agreements, the Company issued 1,100,000 common shares to service providers with an aggregate fair value of $81,450.

During the year ended October 31, 2019, the following share transactions occurred:

i)	In connection with the Transaction disclosed in note 2, the Company completed a consolidation of its common shares on the basis of 1.4 preconsolidated common shares for 1 post-consolidated common shares. Following this consolidation, the Company had 3,773,689 common shares outstanding.

ii)	In connection with the Transaction disclosed in note 2, the Company issued 60,746,202 common shares in exchange for the issued and outstanding common units and seed round preferred units of GR Unlimited.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

18.	Share Capital (continued)

iii)	In connection with the Transaction disclosed in note 2, the Company assigned CAD$369,508 ($279,888) of indebtedness to Novicius Subco which was subsequently converted (the “Debt Conversion”) into 839,790 units of Novicius Subco at CAD$0.44 per unit (the “Debt Conversion Units”). Each Debt Conversion Unit was comprised of one common share of Novicius Subco (a “Debt Conversion Share”) and one Novicius Subco purchase warrant (“Novicius Subco Warrants”). In accordance with the Definitive Agreement, upon close of the Transaction, the Debt Conversion Shares were exchanged for 839,790 common shares of the Company and the 839,790 Novicius Subco Warrants were exchanged, without additional consideration or action, for the same number of warrants of the Company. Of the deemed proceeds of the Debt Conversion Units of $279,888 related to the assigned indebtedness, $200,651 were assigned to the common shares of Novicius Subco and $79,237 were allocated to the Novicius Subco Warrants.

iv)	In connection with the Transaction disclosed in note 2, Grown Rogue Canada, completed a brokered private placement of 6,193,917 subscription receipts (the “Brokered Subscription Receipts”) for gross proceeds of CAD$2,725,323 ($2,064,377). Under its terms, each Brokered Subscription Receipt is automatically converted and immediately cancelled, without any further action by the holder of such Brokered Subscription Receipt, and for no additional consideration, into one unit of Grown Rogue Canada (the “Grown Rogue Canada Units”) upon the satisfaction of the following conditions, among others: (a) the completion of the acquisition of all outstanding units of Grown Rogue by the Company; (b) requisite shareholder and regulatory approvals of the Transaction including, but not limited to, conditional approval of the Exchange for the listing of the Shares issuable in connection thereto; and (c) all documents and instruments have been tabled for the concurrent closing of the Transaction (the “Closing”). Each Grown Rogue Canada Unit consists of one share in the capital of Grown Rogue Canada (the “Grown Rogue Canada Shares”) and one Grown Rogue Canada common share purchase warrant (the “Grown Rogue Canada Warrants”).The Grown Rogue Canada Shares and Grown Rogue Canada Warrants issued upon conversion of the Brokered Subscription Receipts were immediately exchanged, without additional consideration or action, for common shares and warrants of the Company upon close of the Transaction. Of the gross proceeds of $2,064,377, $584,430 was allocated to the Grown Rogue Canada Warrants.

The fair value of the Grown Rogue Canada Warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

18.	Share Capital (continued)

iv)	(continued)

In connection with the issuance of the Grown Rogue Canada Units, Grown Rogue Canada paid cash commissions and expenses of $200,567, of which $143,786 was allocated to the Grown Rogue Canada shares and $56,781 was allocated to the Grown Rogue Canada Warrants. Grown Rogue also issued 757,125 Grown Rogue Canada Broker Warrants with each Grown Rogue Canada Broker Warrant entitling the holder to acquire one Grown Rogue Canada Unit at an exercise price of CAD$0.44 per Grown Rogue Canada Unit for a period of 24 months. Of the fair value of the Grown Rogue Canada Broker Warrants of $133,690, $50,508 was allocated to the Grown Rogue Canada shares and $19,871 was allocated to the Grown Rogue Canada Warrants. The remaining $63,311 was expensed as a transaction cost in relation to the Transaction.

v)	In connection with the Transaction disclosed in note 2, the Company issued 100,000 common shares to a director of Grown Rogue Canada a payment for services rendered. The fair value of the common shares was estimated to by $23,860.

vi)	In connection with various service agreements, the Company issued 1,035,500 common shares to officers and directors resulting in an aggregate fair value of $255,360.

vii)	In connection with various debt settlement agreements, the Company issued 530,818 common shares to service providers with an aggregate fair value of $121,587. In connection with the debt settlements, the Company incurred a loss on debt settlement of $4,942.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

19.	Warrants

The following table summarizes the warrant activities for the six months ended April 30, 2020:

	Number	Weighted Average Exercise Price
Balance - November 1, 2018	148,722	$7.39
	-	-
Issued in connection with the Transaction (i, ii, vi, vii)	11,288,149	0.55
Issued pursuant to subscription receipts (iii, iv)	9,964,940	0.55
Issued in connection with convertible debentures (viii)	3,409,091	0.55
Issued to brokers (v)	757,125	0.44
Issued to terminate purchase agreement (viv)	2,148,117	0.44
Expired	(131,539)	(6.52)

Balance - October 31, 2019	27,584,605	0.53
Issued pursuant to private placements (xi)	5,000,000	0.13
Expired	(17,183)	(14.00)
Balance - April 30, 2020	32,567,422	$0.54

During the year ended October 31, 2019, the Company:

i)	Issued 839,790 warrants in exchange for the same amount of Novicius Subco Warrants as disclosed in note 18(iii). Each Novicius Subco Warrant was exercisable into one common share at an exercise price of CAD$0.55 per share for 24 months.

The fair value of the Novicius Subco Warrants of $73,237 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

19.	Warrants (continued)

ii)	Issued 1,675,179 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 21(ii). Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term the Company does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that the Company has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period the Company closes a Qualified Offering.

The fair value of the warrants of $152,798 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

iii)	Issued 3,771,023 warrants in exchange for the same amount of GR Unlimited warrants disclosed in note 17(xxvi). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $360,818 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

iv)	Issued 6,193,917 warrants in exchange for the same amount of Grown Rogue Canada warrants disclosed in note 18(iv). Each warrant allows the holder to purchase one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $584,430 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

19.	Warrants (continued)

v)	Issued 757,125 broker warrants in exchange for the same amount of Grown Rogue Canada broker warrants disclosed in note 18(iv). Each warrant allows the holder to purchase one unit of the Company at an exercise price of CAD$0.44 per unit for a period of 24 months. Each unit contains one common share of the Company and one warrant entitling the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the GR Broker Warrants of $119,864 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

vi)	Issued 3,409,091 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to subscribers of the GR Unlimited convertible debenture offering disclosed in note 16. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $321,654 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

vii)	Issued 5,364,089 warrants in exchange for the same amount of Grown Rogue Canada warrants that were issued to certain investors prior to the acquisition of Grown Rogue Canada. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months. In the event that the share price of the Company closes at or above CAD$0.70 per share for a period of ten (10) consecutive trading days on the CSE, the Company has the right to accelerate the expiry of the warrants to a date that is not less than 30 days from the date of delivery of a notice to the holder announcing the exercise of the acceleration right.

The fair value of the warrants of $506,101 was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

19.	Warrants (continued)

viii)	Issued 3,409,091 warrants to subscribers of the convertible debenture offering disclosed in note 14(i). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.55 per unit for a period of 24 months.

The fair value of the warrants of $376,594 was estimated at the grant date based on the BlackScholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Riskfree interest rate	1.710%
Expected life	2.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

ix)	Issued 2,148,117 warrants to finalize a termination agreement (note 29). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.44 per unit for a period of 48 months. Of these warrants, 859,247 vest immediately, and the remaining 1,288,870 vest upon future activities.

The fair value of the warrants of $193,438 was estimated at the grant date based on the BlackScholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Riskfree interest rate	1.640%
Expected life	4.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $77,014 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

x)	Issued 5,000,000 warrants to subscribers of the convertible debenture offering disclosed in note 18(viii) . Each warrant entitles the holder to acquire one common share of the Company at an exercise price of CAD$0.125 per unit for a period of 24 months.

The fair value of the warrants of $141,000 was estimated at the grant date based on the BlackScholes pricing model, using the following assumptions:

Expected dividend yield	Nil
Riskfree interest rate	1.630%
Expected life	2.0 years
Expected volatility	101	%*

*	Based on the volatility of comparable publicly traded companies

The fair value of the warrants that vested of $10,575 have been expensed as an acquisition cost on the statement of loss and comprehensive loss.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

19.	Warrants (continued)

As at April 30, 2020, the following Warrants were issued and outstanding:

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date

$0.44	757,125	0.55	November 30, 2020
$0.55	21,253,089	0.55	November 30, 2020
$0.55	3,409,091	1.00	May 1, 2021
$0.44	2,148,117	3.16	June 28, 2023
$0.13	5,000,000	1.78	February 10, 2022
	32,567,422	0.96

20.	Subscriptions Payable

i)	During the year ended October 31, 2018, GR Unlimited received aggregate proceeds of CAD$923,630 ($720,516) for 2,099,159 Subscription Receipts related to the financing disclosed in note 17(xxvi). Each Subscription Receipt includes one common unit of GR Unlimited, and one purchase warrant of GR Unlimited. Each purchase warrant is exercisable at the option of the holder to purchase one common unit of GR Unlimited at a price of CAD$0.55 per common unit for a period of two years from the time GR Unlimited completes a transaction whereby all of the equity instruments of the issuer are acquired by a Reporting Issuer in exchange for common shares of the Reporting Issuer. During the year ended October 31, 2019, GR Unlimited received additional proceeds of CAD$735,620 ($554,000) in connection with the financing. During the year ended October 31, 2019, GR Unlimited issued the Subscription Receipts.

ii)	During the year ended October 31, 2019, the Company and one of its vendors agreed to settle outstanding accounts payable of $5,136 through the issuance of common shares of the Company. As at October 31, 2019 and April 30, 2020, these shares had yet to be issued.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

21.	Unit Purchase Options

i)	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,727,250 common units of the Company for an aggregate amount of CAD$54,545 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the year ended October 31, 2019, GR Unlimited issued 727,250 common units in connection with the partial exercise of the option. The remaining portion of the option expired.

The fair value of the option of $871,230 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.690%
Expected life	5.5 months
Expected volatility	99	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the year ended October 31, 2018, GR Unlimited received proceeds of CAD$649,351 ($500,000) in exchange for an option to acquire 1,475,979 common units and warrants to purchase a further 1,675,979 common units. Each warrant shall be exercisable period of two years following the date of option exercise (“the Expiration Date”); provided, however, that the expiration date shall be automatically extended for an additional three years (the “Extended Period”) if, during the initial two-year term GR Unlimited does not raise at least $18,000,000 in additional equity capital at an effective price per common unit at or above $0.70 (a “Qualified Offering”); and provided further, that GR Unlimited has the right, only during the Extended Period, if any, and only following the exercise of the Option, to accelerate the expiration date to forty-five days following written notice to the holder if during the Extended Period GR Unlimited closes a Qualified Offering. During the year ended October 31, 2019, GR Unlimited issued the common and units and warrants pursuant to the exercise of the option.

iii)	During the year ended October 31, 2018, GR Unlimited granted an option to purchase 2,000,000 common units of GR Unlimited for an aggregate amount of CAD$40,000 at any point prior to December 31, 2018. The exercise of the option is contingent upon the optionee having invested a minimum of CAD$1,050,000 of cash in securities of another party. As at October 31, 2018, this minimum investment had been completed. During the three month period ended January 31, 2019, GR Unlimited issued 2,000,000 common units pursuant to the exercise of the option.

The fair value of the option of $639,259 was expensed as a finance charge expense during the year ended October 31, 2018 and was estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Risk-free interest rate	1.690%
Expected life	2.0 months
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

22.	Stock Options

i)	During the year ended October 31, 2019, the Company granted options to purchase 150,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to November 30, 2021.

The fair value of the options of $25,587 was estimated at the grant date based on the BlackScholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Riskfree interest rate	1.710%
Expected life	3.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

ii)	During the year ended October 31, 2019, the Company granted options to purchase 500,000 common shares of the Company to two consultants. Each option allows the holder to purchase one common share of the Company at a price of CAD$0.44 at any point prior to January 1, 2022.

The fair value of the options of $86,493 was estimated at the grant date based on the BlackScholes pricing model, using the following assumptions:

Expected dividend yield	Nil	%
Riskfree interest rate	1.710%
Expected life	3.0 years
Expected volatility	100	%*

*	Based on the volatility of comparable publicly traded companies

As at April 30, 2020 the following Stock Options were issued and outstanding (all prices are in Canadian Dollars unless otherwise noted):

Exercise Price	Warrants Outstanding	Remaining Contractual Life (Years)	Expiry Date

$0.44	150,000	1.59	November 30, 2021
$0.44	500,000	1.67	January 1, 2022
	650,000	1.65

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

23.	Changes in Non-Cash Working Capital

The changes to the Company’s non-cash working capital for the six month period ended April 30, 2020 and 2019 are as follows:

	2020	2019

Accounts receivable	$(8,613)	$(115,854)
Other receivable	(33,511)	(40,613)
Inventory	1,326,367	754,979
Prepaid expenses and other assets	7,506	47,603
Accounts payable and accrued liabilities	160,051	(697,414)
Unearned revenue	(35,000)	-
Interest payable	(885)	(109,504)
Deferred rent	4,895	(4,125)
	$1,420,810	$(164,928)

24.	Supplemental Cash Flow Disclosure

	2020	2019

Interest	$68,122	$163,746
Fair value of common shares and units issued for services	103,391	188,737
Fair value of common shares issued as settlement of debt	-	80,000
Property and equipment acquired through finance
leases (note 10)	-	62,516
Conversion of notes payable to common units	-	1,063,360

25.	Related Party Transactions

During the six month period ended April 30, 2020, the Company incurred the following related party transactions:

i)	Through its wholly owned subsidiary, GRU Properties, LLC leased a property located in Trail, Oregon owned by the Company’s President and CEO. The lease expires on December 31, 2020. Rent of $39,000 was included in facility expense for the peiod ended April 30, 2020 (2019 - $32,000). The Company had $78,500 (October 31, 2019 - $63,000) owing in accounts payable and accrued liabilities at April 30, 2020.

ii)	The Company incurred employee/director fees of $10,000 (2019 - $12,000) with an individual related to the Company’s President and CEO. At April 30, 2020, accounts payable and accrued liabilities includes $nil (October 31, 2019, $8,000) payable to this individual.

iii)	The Company incurred fees related to marketing and promotion services of $Nil (2019 - $101,174) from two companies owned by the Company’s Chief Strategy Officer (“CSO”). At April 30, 2020, accounts payable and accrued liabilities includes $Nil (October 31, 2019 - $6,000) payable to these companies.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

25.	Related Party Transactions (continued)

iv)	Key management personnel consists of the President and CEO; the CSO; and the CFO of GR Unlimited. The compensation paid or payable to key management for services for the six month periods ended April 30, 2020 and 2019 is as follows:

	2020	2019

Salaries and consulting fees	$201,000	$245,122
Share-based compensation	$10,188	$33,083

Accounts payable and accrued liabilities at April 30, 2020 includes $79,662 (October 31, 2019 - $94,000) and due to employee/directors includes $1,162 (October 31, 2019 - $Nil) payable to these parties.

Additional related party transactions are disclosed in notes 12(iii), 12(iv), 13(vi), 13(x), 15(vi) and 15(vii)

The transactions are in the normal course of operations and are measured at the exchange amounts being the amounts agreed to by the parties.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

26.	Financial Instruments

Market Risk

i)	Currency Risk

As at April 30, 2020, the Company has accounts payable of CAD$310,376 accrued liabilities of CAD$233,344 and convertible debentures of CAD$3,000,000. The Company is exposed to the risk of fluctuation in the rate of exchange between the Canadian Dollar and the United States Dollar. It is management’s opinion that this risk is not material.

ii)	Interest Rate Risk

At April 30, 2020 and October 31, 2019, the Company’s exposure to interest rate risk relates to long-term debt, convertible promissory notes, and finance lease obligations, but its interest rate risk is limited as the aforementioned financial instruments are fixed interest rate instruments.

iii)	Credit Risk

Credit risk is derived from cash and trade accounts receivable. The Company places its cash in deposit with major United States financial institutions. The Company has established a policy to mitigate the risk of loss related to granting customer credit.

The carrying amount of cash and trade accounts receivable represents the Company’s maximum exposure to credit risk, which amounted to $707,192 (October 31, 2019 $174,114) as at April 30, 2020. The allowance for doubtful accounts at April 30, 2020 is $44,725 (October 31, 2019 $129,131).

As at April 30, 2020 and October 31, 2019, the Company’s trade accounts receivable were aged as follows:

	April 30, 2020	October 31, 2019

Current	$142,067	$51,672
1-30 days	(1,108)	500
31 days-older	11,567	176,147
Allowance for doubtful accounts	(44,725)	(129,131)
	$107,801	$99,188

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

26.	Financial Instruments (continued)

iii)	Credit risk (continued)

The change in the provision for expected credit losses is as follows:

	Six Months Ended April 30, 2020	Year Ended October 31, 2019

Balance, beginning of period	$129,131	$106,443
Additional allowance	135,327	121,793
Amounts collected	(101,942)	(66,902)
Amounts used	(117,791)	(32,203)
Balance, end of period	$44,725	$129,131

iv)	Liquidity Risk

Liquidity risk represents the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they become due. At January 31, 2020, the Company has current assets of $1,558,619 (October 31, 2019 - $1,432,962) and current liabilities of $3,835,025 (October 31, 2019 - $4,142,489), which resulted in working deficit of $2,276,406 (October 31, 2019 - working capital deficit of $2,709,527). As at April 30, 2020 the Company had cash of $599,391.

The contractual maturities of the Company’s accounts payable and accrued liabilities, convertible promissory notes, longterm debt, and finance lease payable occurs over the next three years as follows:

	Year 1	Years 2 - 3

Accounts payable and accrued liabilities	$1,327,750	$447,128
Current portion of long-term debt	50,000	-
Convertible debentures	2,106,532	-
Lease liabilities	162,154	-
Long-term debt	-	585,191
Interest payable	54,944	-
Deferred rent	-	29,400
Finance leases payable	95,087	34,751
Derivative liabilities	242,599	-
	$4,039,066	$1,096,470

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

26.	Financial Instruments (continued)

iv)	Market Risk (continued)

e)	Fair Values

The carrying amounts for the Company’s cash, accounts receivable, accounts payable and accrued liabilities, amounts due to employee/director, promissory notes and convertible promissory notes approximate their fair values because of the shortterm nature of these items.

vi)	Fair Value Hierarchy

A number of the Company’s accounting policies and disclosures require the measurement of fair valued for both financial and nonfinancial assets and liabilities. The Company has an established framework, which includes team members who have overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values. When measuring the fair value of an asset or liability, the Company uses observable market data as far as possible. The Company regularly assesses significant unobservable inputs and valuation adjustments. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1: unadjusted quoted prices in active markets for identical assets or liabilities;

●	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; or

●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying values of the financial instruments at April 30, 2020 are summarized in the following table:

	Amortized Cost	FVTPL	Total
Financial Assets

Cash and Cash equivalents	$599,391	-	$599,391
Accounts receivable	107,801	-	107,801
Other receivable	68,746	-	68,746

Financial Liabilities

Accounts payable and accrued liabilities	$1,327,750	-	$1,327,750
Finance lease payable	95,087	-	95,087
Convertible debentures	2,106,532	-	2,106,532
Short-term debt	50,000	-	50,000
Long-term debt	585,191	-	585,191
Interest payable	54,944	-	54,944
Lease liabilities	162,154	-	162,154
Derivative liabilities	-	242,599	$242,599

During the three month period ended April 30, 2020 there were no transfers of amounts between levels.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

27.	General and Administrative Expenses

General and administrative expenses for the periods ended April 30, 2020 and 2019 are as follows:

	Three Months Ended		Six Months Ended
	April 30, 2020	April 30, 2019	April 30, 2020	April 30, 2019

Bad debt	(2,078)	(15,603)	33,385	35,991
Bank fees and foreign exchange	6,678	159	12,614	10,506
Business license and fees	(2,952)	12,645	3,518	30,984
Compliance costs	5,383	-	12,476	-
Facility expense	-	89,482	-	178,131
Foreign exchange	(7,857)	-	(13,421)	-
Income tax expense	1,100	-	1,068	-
Insurance	2,547	3,511	9,917	6,063
Investor relations	26,306	44,379	26,306	73,658
Legal and professional	177,761	567,885	343,113	702,957
Marketing and promotion	12,388	40,810	19,315	161,588
Miscellaneous	191	487	886	12,895
Office expense	11,969	9,347	24,241	25,736
Property tax	1,931	-	8,457	-
Repairs and maintenance	3,705	5,665	7,457	18,585
Research and development	280	-	1,525	-
Salaries and benefits	310,591	506,154	698,322	951,451
Supplies	1,645	5,747	3,333	12,994
Transfer agent fees	9,893		10,175
Travel	11,602	62,641	34,178	114,161
Utilities	14,954	11,060	19,940	15,974
	$586,037	$1,344,369	$1,256,805	$2,351,674

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

28.	Capital Disclosures

The Company includes equity, comprised of share capital, contributed surplus (including the fair value of equity instruments to be issued), equity component of convertible promissory notes and deficit, in the definition of capital.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s assets and ensure the Company’s ability to continue as a going concern;

(ii)	to raise sufficient capital to finance the construction of its production facility and obtain license to produce recreational marijuana; and

(iii)	to raise sufficient capital to meet its general and administrative expenditures.

The Company manages its capital structure and makes adjustments to it, based on the general economic conditions, the Company’s shortterm working capital requirements, and its planned capital requirements and strategic growth initiatives.

The Company’s principal source of capital is from the issuance of common shares. In order to achieve its objectives, the Company expects to spend its working capital, when applicable, and raise additional funds as required.

The Company does not have any externally imposed capital requirements.

29.	Commitments

a)	The Company has commitments under operating leases for its facilities and commitments under a finance lease for equipment. The minimum lease payments due are as follows:

Fiscal Year	Amount

2020	87,574
2021	62,235

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

29.	Commitments (continued)

b)	During the year ended October 31, 2019, the Company entered into a letter of intent (the Agreement”) with another party whose assets include the local approval for one retail dispensary in the state of Michigan and a 24,000 square foot indoor manufacturing facility that will include both cultivation and processing when fully constructed. The terms of the Agreement include the following provisions:

●	The Company obtains the option to acquire a 51% interest in the other party, subject to state and regulatory approval, for a onetime payment of $250,000 due upon signing of the Agreement;

●	The Company will provide up to $2,000,000 in financing by way of a loan for development and operational buildout of the cultivation, processing and dispensary centers of which the Company will be paid back under an established schedule;

●	The Company will have the right to purchase the remaining 49% of the other party for either stock or cash or a combination of both at the earlier of the Company’s stock reaching CAD$1.00 per share on the CSE for a period of ten consecutive days or 24 months from the signing of the Agreement. Unless the other party permits, the Company may not exercise this option for a period of 12 months following the signing of the Agreement; and

●	The Company will also issue 900,000 common shares to the other party based on milestones including signing of the Agreement, production of 500 pounds of dried cannabis flower and achieving $3,000,000 in topline revenue.

The completion of the terms of the Agreement were subject to Michigan regulatory approval and full licensing of the Company at the state level. During the three months ended January 31, 2020, the Company decided to terminate this agreement.

30.	Acquisition Costs

During the year ended October 31, 2019, the Company entered into a binding letter of intent (the “LOI”) pursuant to which the Company was to acquire assets including real estate, intellectual property and other assets for aggregate consideration of $3,000,000, subject to certain adjustments. The Company decided to terminate the LOI and, in doing so, incurred acquisition costs of $49,188 which have been expensed in the statement of loss and comprehensive loss.

During the year ended October 31, 2019, the Company entered into a binding agreement for the option to acquire operational control of certain assets in Michigan. The Company decided not to move forward with this acquisition and, pursuant to a termination agreement, issued 2,148,177 warrants as disclosed in note 19(viii). The fair value of the vested warrants of $77,014 has been expensed as an acquisition cost in the statement of loss and comprehensive loss during the year ended October 31, 2019.

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

31.	Geographical Information

Geographical information relating to the Company’s activities is as follows:

	Revenue Six Month Period ended April 30,
	2020	2019
United States	$2,278,908	$2,719,424
Canada	-	$-
	$2,278,908	$2,719,424

	Long-Term Assets As at
	April 30, 2020	October 31, 2019
United States	$2,193,442	$1,499,514
Canada	-	$-
	$2,193,442	$1,499,514

(1) Includes: Plant and equipment

32.	Non-Controlling Interests

The changes to the non-controlling interest for the six month period ended April 30, 2020 and year ended October 31, 2019 are as follows:

	April 30, 2020	October 31, 2019

Balance, beginning of period	$19,538	$-
Net assets contributed	-	196,250
Non-controlling interest’s 40% share of GRD Cali, LLC	(36,005)	(153,762)
Non-controlling interest’s 40% share of Idalia, LLC	564	(22,950)
Non-controlling interest’s 40% share of GR Michigan, LLC	(1,708)	-
Balance, end of period	$(17,611)	$19,538

The following is summarized financial information for GRD Cali, LLC:

	April 30, 2020	October 31, 2019

Current assets	$49,841	$93,460
Long-term assets	$38,032	$41,642
Current liabilities	$31,464	$25,801
Advances from parent	$110,798	$73,705
Net Loss (Income) for the period	$36,005	$384,404

Grown Rogue International Inc.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

For the three and six month periods ended April 30, 2020 and 2019

Expressed in United States Dollars

32.	Non-Controlling Interests (continued)

The following is summarized financial information for Idalia, LLC:

	April 30, 2020	October 31, 2019

Current assets	$800	$-
Long-term assets	$10,947	$13,248
Current liabilities	$1,800	$-
Advances from parent	$2,114	$-
Net Loss (Income) for the period	$564	$57,376

The following is summarized financial information for GR Michigan, LLC:

	April 30, 2020	October 31, 2019

Current assets	$290,809	$-
Long-term assets	$355,163	$-
Current liabilities	$56,957	$-
Advances from parent	$-	$-
Net Loss (Income) for the period	$1,708	$-

33.	Subsequent Events

Subsequent to the six month period ended April 30, 2020, the Company:

)	Completed the final tranche of the Offering and issued 10,000,000 units of the Company. Each Unit is comprised of one common share of the Company and one common share purchase warrant (the “Warrants”). Each warrant entitles the user to acquire one additional common share of the Company for a period of 24 months from the date of issuance at an exercise price of CAD$0.13 per share. The Company may accelerate the expiration date of the warrants to a period of 30 days following written notice to the user in the event that the Company’s common shares close at or above CAD$0.25 per share for a period of 10 consecutive trading days on the Canadian Securities Exchange.

●	In connection with the Offering, the Company has agreed to provide a pre-emptive right to participate in future offerings of the Company in order to maintain its respective percentage of the ownership at the time of such offering.

)	Has issued a total of 620,000 common shares to certain directors, officers and consultants of the Company. In addition, the Company issued 200,000 common shares to an existing member of Gold Harvests, LLC in connection with the first tranche of the consideration to be provided for the Company’s previously mentioned common shares issued at a price of $0.10 per share and are subject to a four month holding period expiring on September 5, 2020.

c)	Disposed of its interest in GRD Cali, LLC for cash consideration of $85,000, with the buyer also assuming debt of approximately $30,000.

An additional subsequent event is disclosed in note 8.

34.	Comparative Information

The presentation of certain amounts included in cost of sales for the three and six month periods ended April 30, 2019 have been modified to conform to the current year’s presentation.